Brad Tade
Chief Financial Officer & Treasurer
ADMA Biologics, Inc.
465 State Route 17
Ramsey, New Jersey 07446

September 26, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Ms. Jenn Do and Mr. Kevin Vaughn

Re:	ADMA Biologics, Inc.
 Form 10-K for the fiscal year ended December 31, 2024
 Filed March 18, 2025
 File No. 001-36728

Dear Ms. Do and Mr. Vaughn:

On behalf of ADMA Biologics, Inc. (the “Company”), we submit this supplemental letter in response to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in its letter dated September 16, 2025, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and in connection with the Staff’s initial letter to the Company dated July 16, 2025, the Company’s response letter to the Staff dated July 23, 2025, the Staff’s letter to the Company dated July 30, 2025, and the Company’s response letter to the Staff dated August 13, 2025 (the “August 13, 2025 Response Letter”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety in bold, followed by the corresponding response from the Company.

Form 10-K for the fiscal year ended December 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68
Results of Operations, page 70

1.
We appreciate your response to prior comment one, including your concerns about the possibility that the proposed disclosure could be competitively harmful. However, we continue to believe such disclosure is required and would be useful to investors. Please revise your future filings accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and will revise future filings accordingly. Commencing with the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2025, and continuing in Quarterly Reports on Form 10-Q beginning thereafter, the Company will expand its discussion of revenue performance by respective Immune Globulin products in the notes to the financial statements and in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of its Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q, as applicable, to include a tabular breakdown of revenue, and the Company will also disclose product revenue on a blended basis, substantially in the respective example forms presented in the Company’s August 13, 2025 Response Letter.

Securities and Exchange Commission
September 22, 2025

The Company thanks the Staff for its review of the foregoing. If you have any questions or comments, please feel free to contact our counsel, David C. Schwartz, Esq. at david.schwartz@morganlewis.com or by telephone at (609) 919-6680.

Sincerely,

ADMA Biologics, Inc.

By:	/s/ Brad Tade
Name:	Brad Tade
Title:	Chief Financial Officer and Treasurer

cc:	David C. Schwartz, Esq., Morgan, Lewis & Bockius LLP